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EXHIBIT 23.5

                                                     R P & C
                                                     International

                                                     4441 West Airport Freeway
                                                     Irving, Texas 75062
                                                     Telephone (1) 972 525 0193
                                                     Facsimile (1) 972 252 0962

May 27, 1998

The Board of Directors
Optima Petroleum Corporation
600-595 Howe Street
Vancouver, British Columbia, Canada V6C 2T5

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Optima Petroleum Corporation ("Optima") of the consideration ("Merger Consideration") to be paid pursuant to the terms and subject to the conditions set forth in the Plan and Agreement of Merger, dated as of February 11, 1998 (the "Merger Agreement"), by and among Optima Petroleum Corporation, Optima Energy (U.S.) Corporation and Goodson Exploration Company, NAB Financial, L.L.C., Dexco Energy, Inc. (collectively the "Target Corporations"), and American Explorer, L.L.C. ("American Explorer"). Such opinion was rendered as of March 7, 1998, and submitted to the Board.

Our advisory services and the opinion expressed therein were provided for the information of the Board of Directors of Optima in its evaluation of the proposed Merger, and our opinion was not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger.

We hereby consent to the use of our opinion in the proxy statement/prospectus being filed with the SEC related to the proposed merger.

Very truly yours,

R P & C International, Inc.

"R P & C International, Inc."


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